EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Reports Strong Fourth Quarter Results and Positive Outlook for 2021
Oak Brook, Illinois, February 25, 2021 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter and year ended December 31, 2020.
Fourth Quarter Highlights
•Q4 net sales of $295 million
•Operating margin of 11.5%, compared to 11.6% last year
•Adjusted EBITDA margin of 15.9%, up from 15.4% last year
•GAAP EPS of $0.42
•Adjusted EPS of $0.44
•Orders of $276 million, up $10 million, or 4%, compared to the third quarter of 2020
•Operating cash flow of $57 million, up 27% from last year
•$82 million of cash and $280 million of credit facility availability at end of year
•2021 adjusted EPS* outlook of $1.73 to $1.85
Consolidated net sales for the fourth quarter were $295 million, compared to $314 million in the same quarter a year ago. Income from continuing operations for the fourth quarter was $26.0 million, equal to $0.42 per diluted share, compared to $29.7 million, or $0.48 per share, in the prior-year quarter. The Company also reported adjusted income from continuing operations for the fourth quarter of $27.2 million, equal to $0.44 per diluted share, compared to $29.5 million, or $0.48 per share, in the same quarter a year ago. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Consolidated net sales for the year ended December 31, 2020 were $1.13 billion, compared to $1.22 billion in the prior year. Income from continuing operations for the year was $96.1 million, equal to $1.56 per diluted share, compared to $108.4 million, or $1.76 per share, in the prior year. Adjusted income from continuing operations for the year was $103.0 million, equal to $1.67 per diluted share, compared to $110.1 million, or $1.79 per diluted share, in the prior year.
Impressive Operational Performance Despite Ongoing Disruptions; Group Margins Exceeds Target Range, and Orders Again Improve Sequentially
“We had a strong finish to 2020, a year in which we delivered the second highest adjusted EPS* in our history. Our teams continue to prioritize the safety of our employees, while demonstrating excellent operational execution in challenging circumstances,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Both of our groups delivered margin performance in excess of their target ranges, contributing to a consolidated adjusted EBITDA margin of approximately 16%. Demand for our products and services remained healthy, and we again reported sequential quarterly order improvement.”
In the Environmental Solutions Group, net sales for the fourth quarter were $238 million, compared to $252 million in the prior-year quarter, while in the Safety and Security Systems Group, net sales of $57 million, compared to $62 million in the prior-year quarter.
Consolidated operating income for the fourth quarter was $33.8 million, compared to $36.4 million in the prior-year quarter. Consolidated operating margin was 11.5%, compared to 11.6% last year.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the fourth quarter was $47.0 million, compared to $48.5 million in the prior-year quarter, and consolidated adjusted EBITDA margin improved to 15.9%, compared to 15.4% last year.

Adjusted EBITDA in the Environmental Solutions Group was $44.2 million, up from $43.8 million in the prior-year quarter, and its adjusted EBITDA margin was 18.6%, up from 17.4% last year. Within the Safety and Security Systems Group, adjusted EBITDA was $11.2 million, compared to $12.6 million in the prior-year quarter, and its adjusted EBITDA margin was 19.6%, compared to 20.3% last year.
Consolidated backlog at December 31, 2020 was $304 million.
Strong Q4 Cash Flow Supports Debt Pay Down, Organic Growth Investment, M&A and Cash Returns to Shareholders
Net cash of $57 million was generated from operations in the fourth quarter, up $12 million, or 27%, compared to $45 million in the prior-year quarter. For the year ended December 31, 2020, operating cash flow totaled $136 million, an increase of $33 million, or 32%, compared to the prior year.
At December 31, 2020, total debt was $210 million, total cash and cash equivalents were $82 million and the Company had $280 million of availability for borrowings under its current credit facility, which was executed in July 2019.
“Our cash flow generation this quarter was outstanding, allowing us to pay down over $30 million of debt in the quarter, and fund ongoing investments in our facility expansion projects. Our financial position remains strong, providing us with significant financial flexibility to invest in organic growth initiatives, pursue strategic acquisitions, like the recently announced acquisition of OSW, and fund cash returns to shareholders,” said Sherman.
The Company funded dividends of $4.9 million during the fourth quarter, bringing the total for the year to $19.4 million, and as recently announced, the Board of Directors increased the dividend that will be payable in the first quarter of 2021 to $0.09 per share dividend, a 13% increase from the prior dividend.
Outlook
“As we look ahead to 2021, we are encouraged by conditions in our end markets, the ongoing execution against our strategic initiatives, and the improvement in order trends that we have seen during the fourth quarter and so far this year,” noted Sherman. “We are also closely monitoring the potential for economic stimulus and increased investment in U.S. infrastructure under the new administration, and have positioned ourselves to be prepared for further recovery in market conditions. With this momentum, we are expecting a strong 2021, with top-line growth, double-digit improvement in pre-tax earnings, and adjusted EPS* of between $1.73 and $1.85.”
CONFERENCE CALL
Federal Signal will host its fourth quarter earnings conference call on Thursday, February 25, 2021 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-877-705-6003 and entering the pin number 13716478. An archived replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, economic conditions in various regions, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com

* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP income from continuing operations and diluted EPS. In 2020, we made adjustments to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable. We have also previously made adjustments to GAAP income from continuing operations and diluted EPS for special tax items. Should any similar items occur in 2021, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2020	2019	2020	2019
Net sales	$294.8	$314.4	$1,130.8	$1,221.3
Cost of sales	218.9	232.9	837.2	898.5
Gross profit	75.9	81.5	293.6	322.8
Selling, engineering, general and administrative expenses	40.8	44.5	158.8	173.2
Acquisition and integration-related expenses	1.3	0.6	2.1	2.5
Restructuring	—	—	1.3	—
Operating income	33.8	36.4	131.4	147.1
Interest expense	1.2	1.8	5.7	7.9
Other (income) expense, net	(1.0)	0.1	1.1	0.6
Income before income taxes	33.6	34.5	124.6	138.6
Income tax expense	7.6	4.8	28.5	30.2
Income from continuing operations	26.0	29.7	96.1	108.4
Gain from discontinued operations and disposal, net of tax	0.1	0.1	0.1	0.1
Net income	$26.1	$29.8	$96.2	$108.5
Basic earnings per share:
Earnings from continuing operations	$0.43	$0.49	$1.59	$1.80
Earnings from discontinued operations and disposal, net of tax	0.00	0.00	0.00	0.00
Net earnings per share	$0.43	$0.49	$1.59	$1.80
Diluted earnings per share:
Earnings from continuing operations	$0.42	$0.48	$1.56	$1.76
Earnings from discontinued operations and disposal, net of tax	0.00	0.00	0.00	0.00
Net earnings per share	$0.42	$0.48	$1.56	$1.76
Weighted average shares outstanding:
Basic	60.3	60.3	60.3	60.2
Diluted	61.6	61.8	61.7	61.6
Cash dividends declared per common share	$0.08	$0.08	$0.32	$0.32

Operating data:
Operating margin	11.5%	11.6%	11.6%	12.0%
Adjusted EBITDA	$47.0	$48.5	$182.2	$191.3
Adjusted EBITDA margin	15.9%	15.4%	16.1%	15.7%
Total orders	$276.1	$333.2	$1,047.1	$1,269.0
Backlog	303.9	386.9	303.9	386.9
Depreciation and amortization	11.7	11.4	44.8	41.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$81.7	$31.6
Accounts receivable, net of allowances for doubtful accounts of $2.9 and $2.4, respectively	127.0	134.2
Inventories	185.0	182.9
Prepaid expenses and other current assets	11.8	12.0
Total current assets	405.5	360.7
Properties and equipment, net of accumulated depreciation of $136.2 and $125.5, respectively	106.9	91.9
Rental equipment, net of accumulated depreciation of $43.5 and $33.6, respectively	113.3	115.4
Operating lease right-of-use assets	21.9	27.6
Goodwill	394.2	388.8
Intangible assets, net of accumulated amortization of $31.9 and $22.1, respectively	153.5	162.9
Deferred tax assets	9.5	10.0
Deferred charges and other long-term assets	3.8	7.9
Long-term assets of discontinued operations	0.2	0.3
Total assets	$1,208.8	$1,165.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.2	$0.2
Accounts payable	51.6	65.0
Customer deposits	13.3	11.5
Accrued liabilities:
Compensation and withholding taxes	30.3	31.1
Current operating lease liabilities	8.2	8.2
Other current liabilities	44.7	44.0
Current liabilities of discontinued operations	0.1	0.2
Total current liabilities	148.4	160.2
Long-term borrowings and finance lease obligations	209.8	220.3
Long-term operating lease liabilities	15.5	21.6
Long-term pension and other post-retirement benefit liabilities	54.0	50.9
Deferred tax liabilities	53.7	52.7
Other long-term liabilities	24.5	17.3
Long-term liabilities of discontinued operations	0.8	0.9
Total liabilities	506.7	523.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 67.8 and 66.9 shares issued, respectively	67.8	66.9
Capital in excess of par value	240.8	228.6
Retained earnings	605.0	528.2
Treasury stock, at cost, 7.3 and 6.4 shares, respectively	(119.8)	(93.0)
Accumulated other comprehensive loss	(91.7)	(89.1)
Total stockholders’ equity	702.1	641.6
Total liabilities and stockholders’ equity	$1,208.8	$1,165.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions)	2020	2019
Operating activities:
Net income	$96.2	$108.5
Adjustments to reconcile net income to net cash provided by operating activities:
Net gain on discontinued operations and disposal	(0.1)	(0.1)
Depreciation and amortization	44.8	41.5
Deferred financing costs	0.3	0.3
Stock-based compensation expense	8.4	8.8
Pension-related expense, net of funding	(6.6)	(0.1)
Changes in fair value of contingent consideration and deferred payment	(0.1)	1.0
Payments for acquisition-related activity	—	(3.1)
Deferred income taxes, including change in valuation allowance	5.8	3.3
Changes in operating assets and liabilities:
Accounts receivable	8.6	(4.7)
Inventories	2.5	(10.4)
Prepaid expenses and other current assets	(0.6)	(2.2)
Rental equipment	(16.9)	(35.5)
Accounts payable	(13.9)	(6.6)
Customer deposits	1.7	(5.1)
Accrued liabilities	(1.2)	2.8
Income taxes	1.3	1.3
Other	6.1	3.7
Net cash provided by continuing operating activities	136.3	103.4
Net cash used for discontinued operating activities	(0.1)	(0.3)
Net cash provided by operating activities	136.2	103.1
Investing activities:
Purchases of properties and equipment	(29.7)	(35.4)
(Payments for) proceeds from acquisition-related activity	(5.4)	(49.6)
Other, net	0.7	0.6
Net cash used for investing activities	(34.4)	(84.4)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(11.8)	7.4
Payments of debt financing fees	—	(1.0)
Purchases of treasury stock	(13.7)	(1.0)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(9.1)	(2.1)
Payments for acquisition-related activity	—	(10.3)
Cash dividends paid to stockholders	(19.4)	(19.3)
Proceeds from stock compensation activity	0.6	1.7
Net cash used for financing activities	(53.4)	(24.6)
Effects of foreign exchange rate changes on cash and cash equivalents	1.7	0.1
Increase (decrease) in cash and cash equivalents	50.1	(5.8)
Cash and cash equivalents at beginning of year	31.6	37.4
Cash and cash equivalents at end of year	$81.7	$31.6

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS
The following tables summarize group operating results as of and for the three and twelve months ended December 31, 2020 and 2019:
Environmental Solutions Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2020	2019	Change	2020	2019	Change
Net sales	$237.6	$252.2	$(14.6)	$915.8	$992.9	$(77.1)
Operating income	33.3	33.0	0.3	124.3	139.4	(15.1)
Adjusted EBITDA	44.2	43.8	0.4	169.0	178.9	(9.9)
Operating data:
Operating margin	14.0%	13.1%	0.9%	13.6%	14.0%	(0.4)%
Adjusted EBITDA margin	18.6%	17.4%	1.2%	18.5%	18.0%	0.5%
Total orders	$224.8	$270.9	$(46.1)	$840.0	$1,038.0	$(198.0)
Backlog	282.5	357.6	(75.1)	282.5	357.6	(75.1)
Depreciation and amortization	10.7	10.6	0.1	41.3	38.1	3.2
Safety and Security Systems Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2020	2019	Change	2020	2019	Change
Net sales	$57.2	$62.2	$(5.0)	$215.0	$228.4	$(13.4)
Operating income	10.3	11.8	(1.5)	35.5	38.6	(3.1)
Adjusted EBITDA	11.2	12.6	(1.4)	39.3	41.9	(2.6)
Operating data:
Operating margin	18.0%	19.0%	(1.0)%	16.5%	16.9%	(0.4)%
Adjusted EBITDA margin	19.6%	20.3%	(0.7)%	18.3%	18.3%	—%
Total orders	$51.3	$62.3	$(11.0)	$207.1	$231.0	$(23.9)
Backlog	21.4	29.3	(7.9)	21.4	29.3	(7.9)
Depreciation and amortization	0.9	0.8	0.1	3.4	3.3	0.1
Corporate Expenses
Corporate operating expenses were $9.8 million and $8.4 million for the three months ended December 31, 2020 and 2019, respectively.
Corporate operating expenses were $28.4 million and $30.9 million for the years ended December 31, 2020 and 2019, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted income from continuing operations and adjusted earnings per share from continuing operations (“Adjusted EPS”):
The Company believes that modifying its 2020 and 2019 income from continuing operations and diluted earnings per share from continuing operations (“EPS”) provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results between reporting periods. Adjusted income from continuing operations and adjusted EPS are both non-GAAP measures. During the three and twelve months ended December 31, 2020 and 2019, adjustments were made to reported GAAP income from continuing operations and diluted EPS to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses, and purchase accounting effects, where applicable. In addition, during the three and twelve months ended December 31, 2019, adjustments were made to reported GAAP income tax expense to exclude certain special tax items.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions)	2020	2019	2020	2019
Income from continuing operations	$26.0	$29.7	$96.1	$108.4
Add:
Income tax expense	7.6	4.8	28.5	30.2
Income before income taxes	33.6	34.5	124.6	138.6
Add:
Acquisition and integration-related expenses	1.3	0.6	2.1	2.5
Pension-related charges (a)	(0.2)	—	2.3	—
Restructuring	—	—	1.3	—
Coronavirus-related expenses (b)	0.1	—	2.3	—
Purchase accounting effects (c)	0.2	0.3	0.7	0.8
Adjusted income before income taxes	$35.0	$35.4	$133.3	$141.9
Adjusted income tax expense (d)	(7.8)	(5.9)	(30.3)	(31.8)
Adjusted income from continuing operations	$27.2	$29.5	$103.0	$110.1

	Three Months Ended December 31,		Twelve Months Ended December 31,
(dollars per diluted share)	2020	2019	2020	2019
EPS, as reported	$0.42	$0.48	$1.56	$1.76
Add:
Income tax expense	0.12	0.08	0.46	0.49
Income before income taxes	0.54	0.56	2.02	2.25
Add:
Acquisition and integration-related expenses	0.03	0.01	0.03	0.04
Pension-related charges (a)	0.00	—	0.04	—
Restructuring	—	—	0.02	—
Coronavirus-related expenses (b)	0.00	—	0.04	—
Purchase accounting effects (c)	0.00	0.01	0.01	0.01
Adjusted income before income taxes	$0.57	$0.58	$2.16	$2.30
Adjusted income tax expense (d)	(0.13)	(0.10)	(0.49)	(0.51)
Adjusted EPS	$0.44	$0.48	$1.67	$1.79

(a)     Pension-related charges in the twelve months ended December 31, 2020 relate to charges incurred in connection with the withdrawal from a multi-employer pension plan. During the three months ended December 31, 2020, an adjustment was recorded to reduce the estimate of the charge, initially recorded in the second quarter of 2020. Such charges are included as a component of Other (income) expense, net on the Consolidated Statement of Operations.
(b)    Coronavirus-related expenses in the three and twelve months ended December 31, 2020 include direct expenses incurred as a result of the coronavirus pandemic, that are incremental to, and separable from, normal operations. Such expenses primarily relate to incremental paid time off provided to employees and costs incurred to implement enhanced workplace safety protocols.
(c)    Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with acquisitions that was sold subsequent to the acquisition dates in the three and twelve months ended December 31, 2020 and 2019, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired in the JJE transaction.
(d)    Adjusted income tax expense for the three and twelve months ended December 31, 2020 and 2019 was recomputed after excluding the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses, and purchase accounting effects, where applicable. Adjusted income tax expense for the three and twelve months ended December 31, 2019 also excludes an $0.8 million benefit from changes in state deferred tax valuation allowances.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of income from continuing operations, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other expense/income, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of income from continuing operations, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other expense/income, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles income from continuing operations to consolidated adjusted EBITDA for the three and twelve months ended December 31, 2020 and 2019:

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2020	2019	2020	2019
Income from continuing operations	26.0	29.7	96.1	108.4
Add:
Interest expense	1.2	1.8	5.7	7.9
Acquisition and integration-related expenses	1.3	0.6	2.1	2.5
Restructuring	—	—	1.3	—
Coronavirus-related expenses	0.1	—	2.3	—
Purchase accounting effects *	0.1	0.1	0.3	0.2
Other (income) expense, net	(1.0)	0.1	1.1	0.6
Income tax expense	7.6	4.8	28.5	30.2
Depreciation and amortization	11.7	11.4	44.8	41.5
Consolidated adjusted EBITDA	$47.0	$48.5	$182.2	$191.3

Net sales	$294.8	$314.4	$1,130.8	$1,221.3

Consolidated adjusted EBITDA margin	15.9%	15.4%	16.1%	15.7%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.1 million and $0.2 million for the three months ended December 31, 2020 and 2019, respectively, and $0.4 million and $0.6 million for the twelve months ended December 31, 2020 and 2019, respectively

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2020 and 2019:

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2020	2019	2020	2019
Operating income	$33.3	$33.0	$124.3	$139.4
Add:
Acquisition and integration-related expenses	0.1	0.1	0.4	1.2
Restructuring	—	—	0.7	—
Coronavirus-related expenses	—	—	2.0	—
Purchase accounting effects *	0.1	0.1	0.3	0.2
Depreciation and amortization	10.7	10.6	41.3	38.1
Adjusted EBITDA	$44.2	$43.8	$169.0	$178.9

Net sales	$237.6	$252.2	$915.8	$992.9

Adjusted EBITDA margin	18.6%	17.4%	18.5%	18.0%
* Excludes purchase accounting expense effects included within depreciation and amortization of $0.1 million and $0.2 million for the three months ended December 31, 2020 and 2019, respectively, and $0.4 million and $0.6 million for the twelve months ended December 31, 2020 and 2019, respectively
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2020 and 2019:

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ in millions)	2020	2019	2020	2019
Operating income	$10.3	$11.8	$35.5	$38.6
Add:
Restructuring	—	—	0.3	—
Coronavirus-related expenses	—	—	0.1	—
Depreciation and amortization	0.9	0.8	3.4	3.3
Adjusted EBITDA	$11.2	$12.6	$39.3	$41.9

Net sales	$57.2	$62.2	$215.0	$228.4

Adjusted EBITDA margin	19.6%	20.3%	18.3%	18.3%